                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No.       )*
                                                ------

                             TOMPKINS COUNTY TRUSTCO, INC.
                           -----------------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
                           -----------------------------------
                            (Title of Class of Securities)


                                      890108103
                           -----------------------------------
                                    (CUSIP Number)


                                  Thomas F. Finley
                            BT Investment Partners, Inc.,
            130 Liberty Street, New York, NY 10006, (212) 250-3094
            -------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  OCTOBER 15, 1996
                       ----------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Continued on following page(s)
                                  Page 1 of 11 Pages
                                 Exhibit Index: Page

                                     SCHEDULE 13D

CUSIP No. 890108103                                  Page 2 of 11 Pages




-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BT Investment Partners, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)  /X/


-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                            0
 PERSON WITH           --------------------------------------------------
                              (8) SHARED VOTING
                                   POWER
                                              0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER
                                               0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
                                               0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                    CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

TEM 1.  SECURITY AND ISSUER.

    This statement on Schedule 13D relates to shares of the common stock, $.10 par value, of Tompkins County Trustco, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is The Commons, Box 460, Ithaca, N.J. 14851

ITEM 2.  IDENTITY AND BACKGROUND.

ITEM 2(a) THROUGH (c) ITEM 2(f).

    This Schedule is being filed by BT Investment Partners, Inc. ("BTIP"), a Delaware corporation, which acquired all of the outstanding common stock of RHP Incorporated ("RHP"), a New York corporation, on October 15, 1996. At such time, RHP held 244,371 shares ("Shares") of the common stock of the Issuer. On October 22, 1996, RHP sold all of the Shares to the Issuer.

    BTIP is a wholly owned subsidiary of BT Holdings (New York), Inc., a Delaware corporation ("Holdings"). The principal business of BTIP is investment. The address of the principal business and principal office of BTIP is 130 Liberty Street, New York, New York 10006.

    Holdings is a wholly owned subsidiary of Bankers Trust New York Corporation, a New York corporation ("BTNY"). The principal business of Holdings is acting as a holding company. The principal business of BTNY is acting as a bank holding company. The address of the principal business and principal office of Holdings and BTNY is 130 Liberty Street, New York, New York 10006.

    The name, business address, and principal occupation or employment (and name, principal business and address of any corporation or organization in which such employment is conducted) of each director and executive officer of BTIP and BTNY is set forth in Annex A attached hereto and incorporated into this Item 2 by reference.

ITEMS 2(d) AND (e).

    Except as disclosed in Annex B hereto, neither BTIP, BTNY, nor, to their best knowledge or belief, any of the persons identified in Annex A have during the past 5 years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    In connection with the transactions described herein, BTIP did not directly acquire any shares of the common stock of the Issuer, nor did RHP acquire any additional shares of such stock. Instead, BTIP acquired all of the outstanding shares of RHP, thereby becoming for a period of one week a beneficial owner of the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

    BTIP acquired RHP for purposes of investment. Subsequent thereto, RHP sold the Shares to the Issuer as a result of an existing purchase and sale agreement executed by RHP prior to BTIP's acquisition of RHP.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    As of the date hereof, neither BTIP nor BTNY, nor, to their best knowledge or belief, any of the persons identified in Annex A, beneficially own any shares of the common stock of the Issuer or had any transactions in shares of the common stock of the Issuer within the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    N\A.

                                      SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 23, 1996
                                  BT INVESTMENT PARTNERS, INC.

                             By:    /S/  THOMAS F. FINLEY
                                    ---------------------------
                                         THOMAS F. FINLEY
                                         VICE PRESIDENT













ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. Section 1001).

                                      ANNEX A


                          BANKERS TRUST NEW YORK CORPORATION
                                BANKERS TRUST COMPANY


         The following sets forth the name, mailing address, and occupation or principal business affiliation of each director and executive officer of BTNY. Each of the executive officers and directors of BTNY is a citizen of the United States of America, except for Messrs. Ferguson and Martin, who are citizens of Australia, and Christian Marie Yves De Balmann, who is a citizen of the both the United States of America and France.



Name and Mail Address                 Occupation or Principal
                                      Business Affiliation
------------------------------------------------------------------------------------
George B. Beitzel                     Retired Senior Vice President and Director
29 King Street                        International Business Machines
Chappaqua, NY 10514-3432              Corporation

------------------------------------------------------------------------------------

Phillip A. Griffiths                  Chairman
Institute for Advanced Study          Institute for Advanced Study
Olden Lane
Princeton, NJ 08540

------------------------------------------------------------------------------------

William R. Howell                     Chairman of the Board
J.C. Penney Company, Inc.             J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

------------------------------------------------------------------------------------

Jon M. Huntsman                       Chairman and Chief Executive Officer
Huntsman Corporation                  Huntsman Chemical Corporation
500 Huntsman Way
Salt Lake City, UT 84108

------------------------------------------------------------------------------------

Vernon E. Jordan, Jr.                 Senior Partner
Akin, Gump, Strauss, Hauer &          Akin, Gump, Strauss, Hauer & Feld, LLP
Feld, LLP
1333 New Hampshire Avenue, N.W.
Suite 400
Washington D.C. 20036

------------------------------------------------------------------------------------

Hamish Maxwell                        Retired Chairman and Chief
Philip Morris Companies, Inc.         Executive Officer
100 Park Avenue                       Philip Morris Companies Inc.
New York, NY 10017

------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
Frank N. Newman                       Chairman of the Board and Chief
Bankers Trust Company                 Executive Officer and President
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Chairman of the Board and Chief
                                      Executive Officer and President
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

N.J. Nicholas Jr.                     Investor
15 West 53rd Street, #34F
New York, NY 10019

------------------------------------------------------------------------------------

Russell E. Palmer                     Chairman and Chief Executive Officer
The Palmer Group                      The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA 19104

------------------------------------------------------------------------------------

Donald L. Staheli                     Chairman and Chief Executive Officer
Continental Grain Company             United States Continental
277 Park Avenue                       Grain Company
50th Floor
New York, NY 10172

------------------------------------------------------------------------------------

Patricia Carry Stewart                Former Vice President
Bankers Trust Company                 The Edna McConnell Clark
c/o Office of the Secretary           Foundation
130 Liberty Street
New York, NY 10006

------------------------------------------------------------------------------------

George J. Vojta                       Vice Chairman
Bankers Trust Company                 Bankers Trust Company and
130 Liberty Street                    Bankers Trust New York Corporation
New York, NY 10006

------------------------------------------------------------------------------------

Paul Volcker                          Former Chairman,
599 Lexington Avenue                  Wolfensohn & Co., Inc.
New York, NY 10022

------------------------------------------------------------------------------------
                                      EXECUTIVE OFFICERS
------------------------------------------------------------------------------------

Geoffrey M. Fletcher                  Managing Director and Principal
Bankers Trust Company                 Accounting Officer
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Senior Vice President and Principal
                                      Accounting Officer
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Joseph A. Manganello, Jr.             Managing Director and Chief Credit Officer
Bankers Trust Company                 Bankers Trust Company;
130 Liberty Street                    Executive Vice President and Chief
New York, NY 10006                    Credit Officer
                                      Bankers Trust New York Corporation


------------------------------------------------------------------------------------

Richard H. Daniel                     Managing Director, Chief Financial
Bankers Trust Company                 Officer and Controller
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Executive Vice President, Chief
                                      Financial Officer and Controller
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Melvin A. Yellin                      Managing Director and General
Bankers Trust Company                 Counsel
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Executive Vice President and
                                      General Counsel
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Mark Bieler                           Managing Director
Bankers Trust Company                 Bankers Trust Company;
130 Liberty Street                    Executive Vice President
New York, NY 10006                    Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Christian Marie Yves De Balmann       Chairman
Bankers Trust Company                 Bankers Trust International PLC; Managing Director
1 Appold Street                       Bankers Trust Company;
Broadgate, 4th Floor                  Senior Vice President
London, EC2A 2HE                      Bankers Trust New York Corporation


------------------------------------------------------------------------------------

R. Kelly Doherty                      Managing Director
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Senior Vice President
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Robert A. Ferguson                    Executive Vice President
Bankers Trust Australia Limited       Bankers Trust Australia Limited; Managing Director
Level 15, The Chifley Tower           Bankers Trust Company;
2 Chifley Square                      Senior Vice President
Sydney, N.S.W. 2000                   Bankers Trust New York Corporation
Australia

------------------------------------------------------------------------------------

Alexander P. Frick                    Managing Director
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Senior Vice President
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
B.J. Kingdon                          Managing Director
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Senior Vice President
                                      Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Ian Martin                            Executive Vice President
Bankers Trust Australia Limited       Bankers Trust Australia Limited;
Level 15, The Chifley Tower           Senior Vice President
2 Chifley Square                      Bankers Trust New York Corporation
Sydney, N.S.W. 2000
Australia

------------------------------------------------------------------------------------

Rodney A. McLauchlan                  Managing Director
BT Securities Corporation             BT Securities Corporation;
130 Liberty Street                    Senior Vice President
New York, NY 10006                    Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Timothy S. Rattray                    Managing Director
Bankers Trust Company                 Bankers Trust Company
Two Pacific Place                     Senior Vice President
36th Floor                            Bankers Trust New York Corporation
88 Queensway
Hong Kong

------------------------------------------------------------------------------------

J. Edward Virtue                      Managing Director
BT Securities Corporation             BT Securities Corporation
130 Liberty Street                    Senior Vice President
New York, NY 10006                    Bankers Trust New York Corporation

------------------------------------------------------------------------------------

Frank N. Newman                       Chairman of the Board, Chief Executive Officer and
Bankers Trust Company                 President, Bankers Trust Company; Chairman of the
130 Liberty Street                    Board, Chief Executive Officer and President, Bankers
New York, NY 10006                    Trust New York Corporation



------------------------------------------------------------------------------------

George Vojta                          Vice Chairman
Bankers Trust Company                 Bankers Trust Company and
130 Liberty Street                    Bankers Trust New York Corporation
New York, NY 10006

------------------------------------------------------------------------------------

David Marshall                        Executive Vice President and
Bankers Trust New York Corporation    Chief Information Officer,
130 Liberty Street                    Bankers Trust New York Corporation; Senior
New York, NY 10006                    Managing Director and
                                      Chief Information Officer,
                                      Bankers Trust Company

------------------------------------------------------------------------------------

                             BT INVESTMENT PARTNERS, INC.

    The following sets forth the name, mailing address, and occupation or principal business affiliation of each director and executive officer of BTIP. Each of the executive officers and directors of BTIP is a citizen of the United States of America.



------------------------------------------------------------------------------------

Name and Mail Address                 Occupation or Principal
                                      Business Affiliation
------------------------------------------------------------------------------------
Douglas B. Brent                      Senior Managing Director, BT Securities Corporation;
BT Securities Corporation             Managing Director, Bankers Trust Company; Senior
130 Liberty Street                    Vice President, Bankers Trust New York Corporation
New York, NY 10006

------------------------------------------------------------------------------------

Joseph A. Manganello, Jr.             Managing Director and Chief Credit Officer, Bankers
Bankers Trust Company                 Trust Company; Executive Vice President and Chief
130 Liberty Street                    Credit Officer, Bankers Trust New York Corporation
New York, NY 10006

------------------------------------------------------------------------------------

Joseph T. Wood                        Senior Managing Director, BT Securities Corporation;
BT Securities Corporation             Senior Managing Director, BT Investment Partners,
130 Liberty Street                    Inc.; Senior Vice President, Bankers Trust New York
New York, NY 10006                    Corporation

------------------------------------------------------------------------------------
                                      EXECUTIVE OFFICERS
------------------------------------------------------------------------------------

Douglas B. Brent                      Senior Managing Director, BT Securities Corporation;
BT Securities Corporation             Managing Director, Bankers Trust Company; Senior
130 Liberty Street                    Vice President, Bankers Trust New York Corporation;
New York, NY 10006                    President and Senior Managing Director, BT
                                      Investment Partners, Inc.

------------------------------------------------------------------------------------

Joseph T. Wood                        Senior Managing Director, BT Securities Corporation;
BT Securities Corporation             Senior Managing Director, BT Investment Partners,
130 Liberty Street                    Inc.; Senior Vice President, Bankers Trust New York
New York, NY 10006                    Corporation

------------------------------------------------------------------------------------


                                       ANNEX B


    BTNY, Bankers Trust Company and BT Securities Corporation (the latter two of which are subsidiaries of BTNY) are subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The Written Agreement and Memorandum are described in BTNY's Forms 8-K, dated December 4, 1994 and January 19, 1994, respectively. These Forms 8-K are hereby incorporated by reference into this Annex B. See also BTNY's Form 8-K dated December 22, 1994, concerning an order of the SEC and CFTC relating to BT Securities Corporation.